State Street: Limited Access

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

 [______ __, 20__]

Dear Member:

Partners Group Private Equity (Institutional TEI), LLC (the “Fund”) has received and accepted for purchase your tender of all or some of your limited liability company units in the Fund (your “Units”).

Because you have tendered and the Fund has purchased all or some of your Units, you have been issued a note (the “Note”) entitling you to receive an initial payment in an amount equal to at least 95% of the value of the purchased Units based on the unaudited value of the Fund as of December 31, 2016, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than January 24, 2017, or may be postponed until ten business days after the Fund has received at least 95% of the aggregate amount so requested to be repurchased by the Fund from the Master Fund, unless the repurchase date of the Units in the Fund has changed; provided that, if you tendered only a portion of your Units, and the remaining portion of your Units would be less than the required minimum account balance of $100,000, the Fund’s Board of Managers reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Units, in accordance with the terms of the tender offer. The Note will be held by State Street Bank and Trust Company on your behalf. Upon a written request by you to State Street Bank and Trust Company, State Street Bank and Trust Company will mail the Note to you at the address for you as maintained in the books and records of the Fund.

The terms of the Note provide that a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2017.

If you are tendering only a portion of your account, you remain a Member of the Fund with respect to the portion of the Units that you did not tender.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at (888) 977-9790.

Sincerely,

Partners Group Private Equity (Institutional TEI), LLC

 [_____ __, 20__]

Dear Member:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your units in Partners Group Private Equity (Institutional TEI), LLC (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your units in the Fund, you have been paid an amount equal to at least 95% of the value of the purchased units in the Fund based on the unaudited value of the Fund as of December 31, 2016, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

The balance of the purchase amount will be paid to you promptly after the completion of the Fund’s next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund’s financial statements will be completed by the end of May 2017.

Should you have any questions, please feel free to contact State Street Bank and Trust Company at (888) 977-9790.

Sincerely,

Partners Group Private Equity (Institutional TEI), LLC

Enclosure

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